EXHIBIT 21.1

ASSOCIATED MATERIALS INCORPORATED

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State of Jurisdiction
Alside, Inc.	Delaware, United States
Gentek Holdings, Inc.	Delaware, United States
Gentek Building Products, Inc.	Delaware, United States
Gentek Building Products Limited	Ontario, Canada